Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Atlas News Inc
5600 SMU Blvd
Dallas, TX 75206
http://theatlasnews.co

Up to $1,234,998.60 in Common Stock at $2.42
Minimum Target Amount: $14,999.16

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Atlas News Inc
Address: 5600 SMU Blvd, Dallas, TX 75206
State of Incorporation: DE
Date Incorporated: September 01, 2021

Terms:

Equity

Offering Minimum: $14,999.16 | 6,198 shares of Common Stock
Offering Maximum: $1,234,998.60 | 510,330 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.42
Minimum Investment Amount (per investor): $300.08

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Super Early Bird - Invest Within 72 Hours and receive 8% bonus shares

Early Bird - Invest Within week and receive 5% bonus shares

Volume-Based Perks**

Tier 1 Perk | Invest $300+

- Receive 1 Year Subscription for Free,
- A Bi-Annual Investor Update Newsletter.

Tier 2 Perk | Invest $600+

- Receive 3 Year Subscription for Free
- A Bi-Annual Investor Update Newsletter
- And an Investor Only Challenge Coin.
- Atlas News "A" Hat

Tier 3 Perk | Invest $1,500+

- Receive a Lifetime Subscription for Free
- A Bi-Annual Investor Update Newsletter
- Quarterly Investor Conference Calls Until Our Next Raise
- An Investor-Only Challenge Coin
- A Full Merch "Care Package" - consisting of shoes, clothing, and special items.
- And a 5% Bonus Shares

Tier 4 Perk | Invest $5,000+

- Receive a Lifetime Subscription for Free
- A Bi-Annual Investor Update Newsletter

- Quarterly Investor Conference Calls Until Our Next Raise
- An Investor-Only Challenge Coin
- A Full Merch "Care Package" - consisting of shoes, clothing, and special items.
- Custom Whiskey Glasses & Bottle with Altas Branding.
- And 8% Bonus Shares

Tier 5 Perk | Invest $10,000+

- Receive Everything in Tier 4
- A Custom Steel Automatic (Seiko) Movement Watch with Atlas Logo
- 15% off Merch lifetime
- And 10% Bonus Shares

Tier 6 Perk | Invest $20,000+

- Receive everything in Tier 5
- Plus we will pay for your entire trip to visit our HQ, Premium Seats at a Sporting Event in Dallas, and Dinner***
- And a hug.
- Plus 12% Bonus Shares.

Tier 7 Perk | Invest $50,000+

- Receive everything in Tier 5
- And tickets to a UFC Title Fight on an exclusive trip with the Atlas News Team, and Dinner in the Host City***
- And an appearance on the Atlas News Podcast
- And a hug.
- Plus 15% Bonus Shares.

Loyalty Bonus

Subscriber List (actual subscribers to the app already) - 10% extra bonus

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**After the completion of the offering, the Company will collect investor information to facilitate the issuance of the perks listed in this section.

***Meetings and dinners will be scheduled at mutually convenient times. Please note that travel and lodging expenses are included in this offering.

<u>The 10% StartEngine Owners· Bonus</u>

Atlas News Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.42 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $242. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Atlas News Inc. ("Atlas" or "Atlas News" or "The Company)" is a news & media company.

A news & media company carving a lane in the world with original content, using tech-enabled journalists and intelligence gathering to create Unbiased & Unfiltered news.

Our Chief Editor and multiple writers in our News department hold intelligence positions, and our journalists are trained on and use the same platforms and technology that the CIA, DoD, and intelligence community use to gather information. We then compile and publish that information directly to our audience. This typically allows us to find information faster, more accurately, and less biased than mainstream media.

We are building a news company so the world and top businesses can be informed faster and more accurately than yesterday.

We believe Atlas is one of the fastest-growing news and media companies in the world, with some of the highest engagement on social media. With over 500k collective followers on social media, we have grown entirely organically by word of mouth and our followers strictly sharing our content.

We are focused on combining intelligence gathering and reporting with original content production. In addition to the aforementioned intelligence professionals on our team, we have ex-VICE News producers and documentarians driving our original content production. With both of these combined, we believe we are creating a unique and brash news company with ambitions to be a global media powerhouse.

Consumer:

Subscription-based, just Ike WSJ and NYT. We operate with a paywall and heavy machine learning to swiftly identify what our readers are reading and deliver content that the customer wants, based on behavior, not top-of-funnel news like traditional outlets. Our pricing ranges from $6-$8 a month and $50-$60 a year, based on pricing models. Downloading our app allows you to read a certain number of articles or watch videos/podcasts/docs and then the consumer is asked to pay.

IP:

The company has no registered or pending trademarks, patents, or other traditional IP. The Company owns the following social media handles, website, and digital app:

- Instagram account: @atlas.news3
- Instagram account: @theatlasnews
- Instagram account: @the.war.blog
- Telegram account: @atlasnewstelegram
- Twitter account: @atlasnewsco
- Website: theatlasnews.co
- Phone and digital app: The Atlas News Inc.

Competitors and Industry

Competitors

VICE News, The Daily Wire, VOX, Foreign Policy, AP, and Reuters are all competitors in specific areas of our business.

We are focused on producing real and needle-moving news as opposed to opinion-based or politically motivated news. In addition, we are creating in-house produced content in both audio and video formats to bring the best of both worlds together with quality journalism and entertainment-style content.

We believe we have a significantly faster and better process to produce news and content. We gather information that has way more depth and information, directly from the source. On top, we are creating digitally focused products to deliver that content for the next generation.

Based on an internal analysis of our community data, we are known for being one of the most reputable news companies in the market with intelligence-level journalists that allow us to have a significant edge over our competitors.

Industry

The Global Media market is expected to reach $1.05T in 2023 with 43.28% of that being digital media by 2027. In that time there is projected to be a 7.73% CAGR (2023-2027) with digital media and video and audio to be over 50% of that. (Statista Media Global Report).

In addition, according to the Grand View Research Center, with the rise in Artificial Intelligence and Machine Learning, the media market will drastically change with media being more focused on data aggregation and sorting rather than traditional one reporter to one story production. In media before 2008, traditional news was produced by journalists gathering the information themselves rather than open-source, whereas today it is rapidly shared on social media and public channels. This points to a story with content that is typically more strategizing, driving, and engaging, rather than the standard one reporter, one story approach.

We believe are ahead of this curve by having intelligence journalists who know how to find and sort through information significantly faster and less filtered–driving us to be an industry leader in the next generation of news and media.

Current Stage and Roadmap

Current Stage

We currently have our post-MVP mobile App in the market and a fully developed website. With an average of 1.5m page views a month organic, 90k+ unique visitors a month organic, and an 11% conversion rate on paywall visits.

We have 350k+ organic followers, having never spent a dime on ads, and a higher engagement than 99% of news companies on social media.

We estimate that we are only operating at around 30% capacity, based on the information and stories that we gather and have available; however, we are only publishing what we have the manpower for.

Joe Rogan follows us and featured our website on his podcast

Future Roadmap

Our efforts over the next 1-2 years are to drastically increase our content production, hire more staff to drive subscriptions, and introduce advertising and marketing.

The three areas we are focused on building in this round are a fully staffed News Department, a News+ Department, and a Growth Department.

News Department - With the amount of information we are collecting and stories available, we are only producing around 30% of the information we have. Our focus is to have dedicated teams to specific areas, with examples being United States Politics, Geopolitics, War, Conflict, and Business–with the purpose of covering more stories in a steamlined way fueled by our audience insights.

News+ Department - Our Atlas News+ department, with audio, video, documentaries, and podcasts–is still in the early stages with only one person dedicated to the production and growth. Part of our plans for this round of funding is to hire a full production staff and increase our content. We have two ex-VICE News producers who will lead this entire side of our company fully, with a plan to produce 3-4 full-length documentaries a month and 30+ pieces of audio and video content a month.

Growth Department - In addition to the growth of our News and News+ departments, we are focused on hiring a full-time growth manager to drive more subscriptions and direct what content we are producing from feedback from our audience. We have an 11% conversion rate on direct paywall visits and are looking to hire a team that looks at audience insights and drives more engagement. A secondary focus is to expand our social reach. We are only on Instagram actively currently and are looking to expand to all social platforms and have a content strategy with News and News+ for all platforms.

Enterprise SaaS:

Pre-product, development phase. A machine-learning and human-driven enterprise intelligence platform to fuel decision-making and threat analysis.

The Team

Officers and Directors

Name: Stephen Duncan Nix

Stephen Duncan Nix's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and Chairman of the Board
  Dates of Service: August, 2021 - Present
  Responsibilities: Leading overall direction and growth strategy. Responsible for running the company and raising

capital as the company expands. Stephen does not currently take a salary. In order for Stephen to begin taking a salary, the Board of Directors for the Company will need to vote to provide authorization. The Company expects the Board of Directors meeting to occur when the Company raises $200k in funding via this raise or any other offering.

Other business experience in the past three years:

- Employer: Nix Organization
  Title: Managing Partner
  Dates of Service: November, 2017 - Present
  Responsibilities: Advertising and product development consulting

Name: Stanford Duncan Nix

Stanford Duncan Nix's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer & Board Member (Director)
  Dates of Service: September, 2021 - Present
  Responsibilities: My role centers on overseeing and optimizing day-to-day operations, as well as leading the successful implementation of new products and initiatives. I play a crucial part in driving operational excellence and growth, ensuring our company achieves its strategic goals with efficiency and innovation. Stanford does not take a salary.

Other business experience in the past three years:

- Employer: Nix Organization
  Title: Managing Partner
  Dates of Service: January, 2019 - Present
  Responsibilities: Advertising and product development consulting

Name: William Marvin Fegan

William Marvin Fegan's current primary role is with Lockheed Martin . William Marvin Fegan currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Revenue Officer & Board Member (Director)
  Dates of Service: August, 2021 - Present
  Responsibilities: Execute revenue growth for Atlas News through means of conversion growth, churn reduction, and related revenue growth strategies. Liam does not take a salary.

Other business experience in the past three years:

- Employer: Lockheed Martin
  Title: Government Financial Analyst for Missile Defense and F-22 Programs
  Dates of Service: June, 2018 - Present
  Responsibilities: Managed a $2b+ financial account for Lockheed Martin on multiple flight systems and weapon systems.

Name: Deven Paul D'eon

Deven Paul D'eon's current primary role is with Vannevar Labs. Deven Paul D'eon currently services 50 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member (Director) and Chief Editor
  Dates of Service: August, 2021 - Present
  Responsibilities: Board member and Chief Editor. Responsible for all content created, content plans, and forward facing brand and content material. Leads the entire journalism team. Deven does not take a salary.

Other business experience in the past three years:

- Employer: Vannevar Labs
  Title: Head of Data
  Dates of Service: November, 2021 - Present
  Responsibilities: Is responsible for information gathering and sorting for multiple teams and units within the company.

Other business experience in the past three years:

- Employer: US Coast Guard Auxiliary
  Title: AUP Cadet
  Dates of Service: October, 2017 - June, 2021
  Responsibilities: Executive Officer and PT Coordinator of the Auxiliary University Program unit at MMA. Head of member training and progress tracking.

Other business experience in the past three years:

- Employer: Strike Source
  Title: Analyst
  Dates of Service: August, 2020 - August, 2021
  Responsibilities: Providing Analysis for information processing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the Common Stock you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment,

there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority

shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses,

and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information

about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen Nix	2,416,667	Common Stock	26.85%
Stanford Nix	2,416,667	Common Stock	26.85%
Deven D'eon	2,416,666	Common Stock	26.85%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 510,330 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,100,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 9,000,000
  Use of proceeds: Equity to owners
  Date: July 18, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for the fiscal year in 2021 was $0 and increased to $112,515 for the entire fiscal year of 2022. This was greatly contributed to that in 2021 we were just forming the company, and in 2022 we fully launched our website and app and were focused on revenue growth.

All of this was organic growth and word of mouth, and have spent no money on advertising or marketing so far.

Cost of sales

The cost of sales in 2021 was $0 and stayed the same at $0 for 2022. We have spent $0 to acquire sales such as advertising or marketing or costs of a subscription. Our platform is pre-built and the product is the app and website itself. There is no costs associated with acquiring a customer outside of the tech costs listed as an expense.

Gross margins

Our gross margin in 2021 was $0 as we had no operational product and our gross margin in 2022 was -$26,443. The decrease is solely attributed to the tech costs to set up our app and website.

All of this is in consideration that 2022 was our first operational year with big tech and enterprise costs, and have still spent $0 on marketing and advertising.

Expenses

The Company's expenses consist of, among other things, research and development expenses related to the development of the Atlas News platform, content production, graphic design, tech costs for both contracted developers and fees for consultant and lawyer services. The company's expenses in 2021 were $0 and increased to $138,958 in 2022. This was due to the software and tech costs for building and developing the app and website, and the costs associated with each.

We have invested heavily into the top technology to run our company and product and brought on new software partners, which is solely what contributes to the increase in costs.

Historical results and cash flows:

The Company is currently in the initial product and growth stage stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we believe we have strong, industry-leading KPIs with $0 spent on marketing and lots of organic room to grow. We are of the opinion we will have growth over the next 12-14 months. Past cash was primarily generated through online subscriptions to the app and website.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 29, 2023, the Atlas News Company has capital resources available in the form of $17,936.83 cash on hand, while cash flowing positive monthly. There is no existing line of credit nor any shareholder loan held.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. We plan to use these funds for marketing, building out our internal team, give us more operating budget for content, fuel sales and product diversity, and help us penetrate the market futher.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the company. Of the total funds we are looking to raise and secure in this round, 50% of it will be from this crowdfunding campaign when we raise our full ammount we are seeking.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 more year. We are not dependent on these funds to operate, but expect that without raising and producing more content that our churn will increase and subscriptions will slow. We are operating with $120,000 annual costs for our website and app while ARR exceeds that. If we raise the minimum funds we will be operate for an expected year runway before revenue dips below costs and we have a burn rate.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 more years. This is based on the projected spending (the cumulative across the two years) of $300,000 for advertising and marketing, $420,000 for salary, $300,000 for content production and sourcing, and $100,000 for operational costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is in the process of seeking our Venture Capital from private investors, high-net worth individuals, hedge funds, and others. We are not seeking any bank or line of credit and debt-financing.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Valuation

Pre-Money Valuation: $22,022,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The company has only Common Stock outstanding. The Company has no outstanding or reserved options, warrants, or other securities with a right to acquire shares.

We believe that Atlas News, Inc. is valued at approximately $22,022,000. The valuation is based on the comparative valuations of other similar companies in the industry based on their fundraising at similar rounds. Please see below for the company's pre-money valuation justification.

Comparison Analysis:

1. Tortoise News – A direct competitor in both the content that they cover as well as the tech-stack that they use.

They raised $7.56m in their Seed Round, the first round they were generating revenue, the same round we are currently at, at a post-money valuation of $23.87m.

They then went on to raise another $13.60m at a $55.73m post-money valuation.

We have 350k+ followers on social media and use the same app platform and tech stack they use.

With Tortoise News raising at a $23.87m valuation with only 27.4k followers on social media and the same tech stack and size of company at their first round raise being post-revenue and post-product, we believe we can justify a valuation of ~$22m.

They get 119k total visits according to the similarweb website.

We average a cumulative audience of 400k visits a month.

Taking their first round valuation of $23.87m and dividing by their traffic of 119k total visits, you get ~200.

Taking our visits of 400k and multiplying by 200 you would calculate a $80.2m pre-money valuation.

Taking into account their larger operation we discounted our valuation at ~$22m.

2. Blockworks – An online and digital first media company focused on Crypto news and research. They have a consumer and enterprise product, which is a roadmap that we have laid out for future plans.

With an average of about 1.5M visits a month, they raised ~$12m at a $135m valuation.

Their follower count on Instagram alone is 31.9k followers and we have 406k followers.

We average a cumulative audience of 400k visits a month.

With their valuation being $135m with 31.9k followers and 1.5m visitors views, and taking our followers of 406k and 400k visits, dividing by the same calculation of $135m / 1.5m visits you get 90. Taking 90 and multiplying by our visits you get a $36m valuation.

Taking into account their larger operation we priced our valuation at $22m.

3. Roca News - An Instagram news company turned mobile app and gamified news company.

They are in the same position we are of growing on Instagram and then converting to a full news company with an app.

In January of 2022, they raised $4.40m at a $23.05m valuation and classified themselves as generating revenue but pre-product.

We are post-product and post-revenue.

They get 274k visits a month according to the similarweb website.

We average a cumulative audience of 400k visits a month.

Taking their first round valuation divided by their visits you get 84. Taking that and multiplying it by our visits a month you get a valuation of $33m.

With them raising at a $23.05m valuation in 2022 and being pre-product, we are valuing our current stage and company, being post-revenue and post-product, at a $22m pre-money valuation.

Other Media Companies Comparison Analysis:

Axios recently sold for $525m to Cox Communication. Their first round they raised capital they classified themselves as pre-revenue and pre-product and raised at a $30m post-money valuation in 2016. We are post-revenue and post-product and are pricing our pre-money at $22m

The Athletic raised their first "generating revenue" round, meaning they were post-product and making money, at a $22m post-money valuation in 2017. We are also post-product and making revenue and are pricing ourselves at $22m pre-money taking into account the other more recent company valuations from above.

Informed is a news aggregator only and raised their first round they classify as "generating revenue" at $23.65mm post money. With us creating IP and our own content with our own platform, we are valuing our company at a $22m pre-money valuation.

With all this considered, we calculate a $22m valuation considering the comparable news & media companies, the rounds they were at and valuations, and if they were post-revenue or not.

We also are taking into account that we have $0 on marketing and advertising, or growth at all.

Conclusion

In conclusion, Atlas News we believe Atlas' ~$22M pre-money valuation is justified.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.16 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Fees
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,234,998.60, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing & Advertising
  25.0%
  We will use approximately 30% of our funds on marketing and advertising. Such as a PR plan, fees for booking podcasts, documentary costs, inverviews and travel.

- Company Employment
  33.5%
  Funds will be used to hire key personell for the company. This included top level executive positions, staff writers, marketing and advertising team, content creators, in house attourneys, and engineers.

- Content Production
  25.0%
  Funds will be used for content production outside of what our staff creates. This includes handler fees, in-country assets for productions, rented equipment, lights, software costs associated, and more associated costs.

- Working Capital
  10.0%
  Funds will be utilized for working capital to cover expansions and standard day-to-day operations of the company as we grow.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://theatlasnews.co (http://theatlasnews.co).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/atlasnews

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Atlas News Inc

[See attached]

REVIEW OPINION

Atlas News Inc

ZN Enterprises LLC

Zain Nensey, CPA
Znensey@nenseytax.com

Independent Accountant's Review Report

I have reviewed the accompanying financial statements of Atlas News Inc, which comprise the balance sheets as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my (our) conclusion. I am required to be independent of Atlas News Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Zain Nensey

Zain Nensey, CPA

Florida License AC52952

Independent Accountant's Review Report

I have reviewed the accompanying financial statements of Atlas News Inc, which comprise the balance sheets as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my (our) conclusion. I am required to be independent of Atlas News Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Zain Nensey, CPA

Florida License AC52952

Independent Accountant's Review Report

I have reviewed the accompanying financial statements of Atlas News Inc, which comprise the balance sheets as of July 31, 2023 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my (our) conclusion. I am required to be independent of Atlas News Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Zain Nensey, CPA

Florida License AC52952

ATLAS NEWS, INC.
STATEMENT OF FINANCIAL POSITION
(UNAUDITED)

In US$	As of July 31, 2023	As of December 31, 2022	As of December 31, 2021
ASSETS			
Current Assets			
Bank Accounts			
Chase Checking	$ 17,845	$ 2,397	$ -
Total Bank Accounts	**17,845**	**2,397**	-
Other Current Assets			
Prepaid Expenses	12,000	-	-
Total Current Assets	**29,845**	**2,397**	-
TOTAL ASSETS	**$ 29,845**	**$ 2,397**	**$ -**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
AMEX	$ 2,352	$ 2,221	$ -
Total Credit Cards	**2,352**	**2,221**	-
Total Current Liabilities	**2,352**	**2,221**	-
Total Liabilities	**2,352**	**2,221**	-
Equity			
Partner Contributions	16,141	70,383	-
Partner Distributions	476	(54,160)	-
Partner Contributions	16,616	16,223	-
Reconciliation Adjustments	8,682	8,682	-
Retained Earnings	(24,730)	-	-
	(16,048)	8,682	
Net Income	26,924	(24,730)	-
Total Equity	**27,493**	**175**	-
TOTAL LIABILITIES AND EQUITY	**$ 29,845**	**$ 2,397**	**$ -**

ATLAS NEWS, INC.
STATEMENT OF OPERATIONS
(UNAUDITED)

In US$	For the Seven Months Ended July 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Income			
Services	$ 111,334	$ 112,515	$ -
Gross Profit	**111,334**	**112,515**	**-**
Expenses			
Selling & Marketing	4,036	9,440	-
General & Administration	80,446	129,517	-
Total Expenses	**84,482**	**138,958**	**-**
Net Operating Income	**26,852**	**(26,443)**	**-**
Other Income/Expenses:			
Credit Card Rewards	73	1,714	-
Total Other Income	**73**	**1,714**	**-**
Net Income	**$ 26,924**	**$ (24,730)**	**$ -**

ATLAS NEWS, INC.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
(UNAUDITED)

In US$		As of July 31, 2023		As of December 31, 2022		As of December 31, 2021
Beginning Balance	$	175	$	-	$	-
Contributions		394		24,905		-
Net Income (Loss)		26,924		(24,730)		-
Ending Balance	**$**	**27,493**		**$175**	**$**	**-**

ATLAS NEWS, INC.
STATEMENT OF CASH FLOWS
(UNAUDITED)

In US$	For the Seven Months Ended July 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
OPERATING ACTIVITIES			
Net Income	$ 26,924	$ (24,730)	$ -
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prepaid expenses	(12,000)	-	-
Credit card payable	131	2,221	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(11,869)**	**2,221**	**-**
Net cash provided by operating activities	**15,055**	**(22,508)**	**-**
FINANCING ACTIVITIES			
Partner contributions	(54,243)	70,383	-
Partner distributions	54,636	(54,160)	-
Reconciliation adjustments	-	8,682	-
Net cash provided by financing activities	**393**	**24,905**	**-**
Net cash increase for period	**15,448**	**2,397**	**-**
Cash at beginning	2,397	-	-
Cash at end	**$ 17,845**	**$ 2,397**	**$ -**

1. NATURE OF OPERATIONS

Atlas News, Inc. was converted from a limited liability company to a C corporation on February 16, 2023, in the state of Delaware. The financial statements of Atlas News Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Atlas News, Inc. is a news and media company creating easy-to-consume original content, using tech-enabled journalists and intelligence gathering to report and produce unbiased and unfiltered news. We cover "needle-moving" news that ranges from politics, war and conflict, business, and finance, giving our readers journalism and media content in written, video, and audio formats.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. As of July 31, 2023, December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Atlas News Inc. is a corporation for income tax purposes. Under these provisions, the Company pays federal corporate income taxes on its taxable income. In addition, the shareholders are liable for individual federal and state income taxes on their respective share of dividends that are issued by the Company. The Company has filed tax returns from inception through 2022 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company recognizes revenues in accordance with FASS ASC 606, Revenue from Contracts with Customers, subscriptions access is the sole performance obligation in its contracts with customers. The Company typically collects payment upon subscription of the customer and recognizes the revenue when the access has been given to its subscribers and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the subscription payments.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels in order of highest to lowest priority are described below:

Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 - Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 - Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 5, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date. including those above. that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CURRENT ASSETS AND LIABILITIES

Current asset includes prepaid expense for unamortized Piano subscription and current liabilities consist only of credit card payable.

4. PARTNERS' CAPITAL TRANSACTIONS

The partners' total capital as of July 31, 2023, December 31, 2022 and December 31, 2021 are $15,686 and $16,223 and nil, respectively.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of July 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of July 31, 2023, 9,000,000 shares of common stock have been issued and are outstanding.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from July 31, 2023 through September 18, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF ATLAS NEWS

Unbiased & Unfiltered News

Atlas News, Inc. ("Atlas News" or the "Company") is a news & media company with journalists from intelligence backgrounds using technology to create original, needle-...

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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ATLAS NEWS
A Global No-Bullsh*t
News & Media Company

$102,795.29 Raised

REASONS TO INVEST

- Unbiased & Unfiltered: Our journalists use open source tools and technology to produce needle-moving media that's typically less biased and more interactive.
- Community Built: We have 350k+ organic Instagram followers with a dedicated, and slightly psycho audience–with a mission to be the best news & media company with unrivaled content.
- Intelligence-Driven Team: Led by seasoned experts from the intelligence community and tech from Silicon Valley, our team merges together to create groundbreaking news & media content.

Invest Now
$2.42 Per Share

RAISED	INVESTORS
$102,795.29	117
MIN INVEST	VALUATION
$300.08	$22.02M

THE PITCH

A Global No-Bullsh*t News & Media Company Built By The Readers


Introducing Atlas News
We Believe We Are the Next-Generation News Company
Harnessing the power of machine learning, we analyze over 100,000+ data points to keep our news objective and raw.

Introducing Atlas, a news & media company that's carving a new lane in the news & media world. As the next-generation news company, we pride ourselves on being unbiased and unfiltered, delivering needle-moving content.

Our tech-enabled journalists pull raw and unfiltered information using machine learning technology, allowing us to create audio content, written pieces, and groundbreaking documentaries.

News and media today is drastically politicized and incredibly out of touch with reality, in our eyes.

We are focused on creating content that is actually engaging, not boring as hell, covering the topics that actually matter and move-the-needle forward.

We believe we are the next-generation news company.


A NEWS &
MEDIA COMPANY
01:06

THE PROBLEM & OUR SOLUTION

News is Drastically Overproduced & Politically Motivated…and Boring

We believe that today's media landscape is flooded with boring and unoriginal media content that fails to captivate the modern reader (you). Traditional news outlets often rely on recycled information they get from someone else, resulting in a lack of originality and engagement from the general public. (Source)

Even more, we feel that mainstream media has heavy political bias, drastically filtering their content to fit their narrative and hindering the readers' access to accurate and raw information. The challenge lies here — in creating some bad a** content that's engaging, informative, and Unbiased & Unfiltered.


ATLAS NEWS
BREAKING
CONFLICT
POLITICS
BUSINESS
UNITED STATES
China Could Invade Taiwan By 2024, U.S Warns
ATLAS NEWS+
US Marshals Fugative Task Force

Enter Atlas News: a next-generation news company on a mission to transform the way news is presented and consumed. Combining journalists from intelligence backgrounds and throwing them into a mix of ex-VICE and independent guys (from the good days), Atlas News delivers impactful and important content that drives the conversation forward & real change.

Unlike conventional news outlets, we gather information directly using open source intelligence (OSINT) practices, allowing us to make our own content and produce news significantly faster and less filtered.

THE MARKET & OUR TRACTION

Dedicated Following & Readers

At Atlas News, we aim to dominate the **global news & media market**, targeting the digitally savvy general public aged 21-45. Boasting over 350k organic followers and having higher engagement than 90%+ of news companies on social media, we have amassed 1.5 million monthly organic interactions and have over 90k unique monthly site visitors.

Without spending a dime on marketing.

We've self-funded our app and website, showcasing an impressive 11% conversion rate on paywall visits [industry average is .06%] (Source).

With our media production being led by ex-VICE news experienced guys, our content-rich platform has a stellar 4.9-star rating on the app store with over 1,500 reviews.

We broke the invasion of Ukraine six hours before anyone else, racking up an astounding 5,000,000 views on social media on the first day. We're also preparing to release 4-5 captivating documentaries monthly and expand our media capabilities exponentially.

Our plan is to create a platform that is dedicated to creating the most engaging and entertaining content, while building a community that is unrivaled in comparison.

In other words – the news company we have always wanted.


Unrivaled Content
Led by ex-VICE News Guys
Latest News
Briefs
Newsletters
Documentaries
Podcasts & Audio
Short Form Video
Great news app for things that are happening all over the world. Unbiased with plain laid out information. Atlas has and will always be my go-to
With a great history following Atlas and their team, they have finally done it. An extremely well made app with the most up to date news as unbiased and unfiltered as possible.
ATLAS NEWS
ATLAS NEWS+
They are straight to the point, unbiased as anyone can be and always unfiltered. I have been following them for a long time and will for the next 20+ years.
This is the moment 100's thousands have been waiting for. Atlas News comes from humble beginnings and is dedicated to being the best news company out there.

**These ratings may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

With headquarters based in Texas and ambitious plans to expand into DC and NYC to create an Enterprise Intelligence platform, we believe we have positioned ourselves to reach key audiences and aim to engage with top-notch industry players. Notably, we've garnered significant attention from influential figures in the national defense, intelligence sectors, and in the media world.

The renowned Joe Rogan not only follows us but also featured Atlas News on his widely acclaimed podcast, amplifying our reach and credibility.

With these connections and recognition paired with our expansion plans in motion, we believe we are positioned for significant growth in the industry and have plans to develop into one of the largest and most recognized media brands in the world.


Joe Rogan featured us on his podcast
500,000
Followers
1,500,000
Monthly Page Views
11%
Conversion Rate on Paywall

WHY INVEST

More Than Just A News Company

In a world where anyone can replicate an app and website, we believe we set ourselves apart with a team of intelligence journalists and dynamic content experts – creating captivating video, audio, and written content that truly resonates with our dedicated audience.

In addition, we are focused on creating and building an audience that, outside of our news and content, comes together in the real-world to build a tight-knit community. We also plan to hold in-person weekend gatherings and events our readers can attend like on-site UFC Fight Nights and more.

And in truth–that is how us founders met. A few followers of the account reached out to the original owner, who is now the Chief Editor, and deciding to go all-in full time on Atlas News together.

Following the same theme, we are looking to build our entire newsroom made up of our followers and build from our community out as we expand.

First, we scale our news – built and driven by the Readers.


INVEST IN ATLAS NEWS TODAY
UNBIASED & UNFILTERED

ABOUT

HEADQUARTERS
5600 SMU Blvd
Dallas, TX 75206

WEBSITE
View Site

Atlas News, Inc. ("Atlas News" or the "Company") is a news & media company with journalists from intelligence backgrounds using technology to create original, needle-moving content that is unbiased and unfiltered.

TEAM



Stephen Duncan Nix
CEO and Chairman of the Board

Stephen is the CEO and is responsible for Revenue Growth & Product Development. He has over 5+ year of experience in consumer behavior analysis modeling, advertising, and marketing as well as new product development with over $10m spent on social media advertising. His primary focus is keeping Atlas original and authentic as it has always been while introducing new content and growing into a global media brand.

He has been a follower of Atlas News since 2017 before becoming the CEO in 2022.



Stanford Duncan Nix
Chief Operating Officer

Stanford has an MBA in Quantitative Analysis, Finance, and Entrepreneurship. He has over 5+ years experience in product design development and implementation, specifically in SaaS and tech products. He is focused on taking what Atlas has been and grown to be, and implementing those core ideas into the product and team that creates our content.

He has been a follower of Atlas News since 2017 before becoming the COO in 2022.



William Marvin Fegan
Chief Revenue Officer

Liam is a Financial Analyst for Lockheed Martin and has worked on multiple departments for the last 6 years. He has managed several programs for multiple business units, most recent responsibilities include $2 Billion P&L for the Aeronautics Division in Fort Worth. His primary focus is taking customer feedback, financial analysis and customer analytics to drive new content creation and keep the Atlas brand direction inline with our audience and followers.

He has been a follower of Atlas News since 2017 before becoming the CRO in 2022.

William Marvin Fegan's current primary role is with Lockheed Martin . William Marvin Fegan currently services 30 hours per week in their role with the Issuer.



Deven Paul D'eon
Board Member and Chief Editor

Is a journalist and open source intelligence (OSINT) analyst with over 7 years of experience in the field. In what started out a personal hobby in researching global conflicts and geopolitics, he turned those interests into a career path by joining the founding Atlas team and growing the page into the company that it is today as Chief Editor. His is directly focused on keeping Atlas as raw and original as possible as we introduce new content and expand our capabilities.

He serves 50 hours a week with Atlas Labs.

TERMS

Atlas News

Overview

PRICE PER SHARE	VALUATION
$2.42	$22.02M
DEADLINE	FUNDING GOAL
Jan 4, 2024	$15k - $1.23M

Breakdown

MIN INVESTMENT	OFFERING TYPE
$300.08	Equity
MAX INVESTMENT	SHARES OFFERED
$1,234,998.60	Common Stock
MIN NUMBER OF SHARES OFFERED	
6,198	
MAX NUMBER OF SHARES OFFERED	
510,330	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Super Early Bird - Invest Within 72 Hours and receive 8% bonus shares

Early Bird - Invest Within week and receive 5% bonus shares

Volume-Based Perks**

Tier 1 Perk | Invest $300+

- Receive 1 Year Subscription for Free,
- A Bi-Annual Investor Update Newsletter.

Tier 2 Perk | Invest $600+

- Receive 3 Year Subscription for Free
- A Bi-Annual Investor Update Newsletter
- And an Investor Only Challenge Coin.
- Atlas News "A" Hat

Tier 3 Perk | Invest $1,500+

- Receive a Lifetime Subscription for Free
- A Bi-Annual Investor Update Newsletter
- Quarterly Investor Conference Calls Until Our Next Raise
- An Investor-Only Challenge Coin
- A Full Merch "Care Package" - consisting of shoes, clothing, and special items.
- And a 5% Bonus Shares

Tier 4 Perk | Invest $5,000+

- Receive a Lifetime Subscription for Free
- A Bi-Annual Investor Update Newsletter
- Quarterly Investor Conference Calls Until Our Next Raise
- An Investor-Only Challenge Coin
- A Full Merch "Care Package" - consisting of shoes, clothing, and special items.
- Custom Whiskey Glasses & Bottle with Altas Branding.
- And 8% Bonus Shares

Tier 5 Perk | Invest $10,000+

- Receive Everything in Tier 4
- A Custom Steel Automatic (Seiko) Movement Watch with Atlas Logo
- 15% off Merch lifetime
- And 10% Bonus Shares

Tier 6 Perk | Invest $20,000+

- Receive everything in Tier 5
- Plus we will pay for your entire trip to visit our HQ, Premium Seats at a Sporting Event in Dallas, and Dinner***
- And a hug.
- Plus 12% Bonus Shares.

Tier 7 Perk | Invest $50,000+

- Receive everything in Tier 5
- And tickets to a UFC Title Fight on an exclusive trip with the Atlas News Team, and Dinner in the Host City***
- And an appearance on the Atlas News Podcast
- And a hug.
- Plus 15% Bonus Shares.

Loyalty Bonus

Subscriber List (actual subscribers to the app already) - 10% extra bonus

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***After the completion of the offering, the Company will collect investor information to facilitate the issuance of the perks listed in this section.*

****Meetings and dinners will be scheduled at mutually convenient times. Please note that travel and lodging expenses are included in this offering.*

The 10% StartEngine Owners' Bonus

Atlas News Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.42 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $242. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

8% **Super Early Bird**
Invest Within 72 Hours and receive 8% bonus shares
01 DAYS 23 HOURS 18 MINS 48 SECS

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Atlas News.

$300

SUPER EARLY BIRD

Invest Within 72 Hours and receive 8% bonus shares

Select

$300

TIER 1 PERK | INVEST $300+

Receive 1 Year Subscription for Free, A Bi-Annual Investor Update Newsletter.

Select

$300

EARN 10% BONUS SHARES

Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.

Select

$600

TIER 2 PERK | INVEST $600+

Receive 3 Year Subscription for Free A Bi-Annual Investor Update Newsletter And an Investor Only Challenge Coin. Atlas News "A" Hat

Select

$1,500

TIER 3 PERK | INVEST $1,500+

Receive a Lifetime Subscription for Free A Bi-Annual Investor Update Newsletter Quarterly Investor Conference Calls Until our Next Raise An Investor Only Challenge Coin A Full Merch "Care Package" - consisting of shoes, clothing, and special

Select

$5,000

TIER 4 PERK | INVEST $5,000+

Receive a Lifetime Subscription for Free A Bi-Annual Investor Update Newsletter Quarterly Investor Conference Calls Until our Next Raise An Investor Only Challenge Coin A Full Merch "Care Package" - consisting of shoes, clothing, and special

Select

$10,000

TIER 5 PERK | INVEST $10,000+

Receive Everything in Tier 4 A Custom Steel Automatic (Seiko) Movement Watch with Atlas Logo 15% off Merch lifetime And 10% Bonus Shares

Select

$20,000

TIER 6 PERK | INVEST $20,000+

Receive everything in Tier 5 Plus we will pay for your entire trip to visit our HQ, Premium Seasts at a Sporting Event in Dallas, and Dinner And a hug. Plus 12% Bonus Shares.

Select

$50,000

TIER 7 PERK | INVEST $50,000+

Receive everything in Tier 5 And tickets to a UFC Title Fight on an exclusive trip with the Atlas News Team, and Dinner in the Host City And an appearance on the Atlas News Podcast And a hug. Plus 15% Bonus Shares.

Select

JOIN THE DISCUSSION

What's on your mind?

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MS **Michael Stanis**

20 hours ago

On your offering memo, under how to use $1.25M it says: Marketing and Advertising...

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The news. It's so polarized today. Didn't A minute. • Wait a minute. No, you got it. This Is what build with heavy political influence and agendas tied everywhere,

Destroy Trump propaganda media. They have been working around the clock. This is your life now. This our election. Now, this is us.

A handful of large corporations own over 1500 different news outlets. Most of the things that we read are just attacking one side and not even about

the stories or sharing information that is only half the story or ones that don't even matter. He. Wrote a sentence ending with a brand new

Word, stories that are just for clicks and eyeballs and to get more advertising revenue, and the worst are the ones that aren't even true.

It makes us question what is real or not and is no longer about honesty or truth. This is, and This is Extremely dangerous to our democracy. It didn't use to be that way. That's where we come in.

Atlas News,

a news and media company with tech enabled intelligence journalists to create unbiased and unfiltered news. We only cover the important topics,

war, conflict, political and geopolitical events. Top headline, business and finance. Our journalists come from working backgrounds involved with military and private

intelligence community. We use the same technologies they use for intelligence gathering and publish that information directly to you. A process called Open Source Intelligence or osint.

It's the process of collecting, evaluating, and analyzing all available information across all dial media, channels, cameras, video footage, CCTVs,

chat rooms,

institutional and government reports, satellite imagery, and much more to gather the most up-to-date and raw information. When a situation happens, it happens in real time,

We get the information as soon as it happens and directly from the source by using open source intellegence gathering and leading tech from sticon

Valley,

In 2022, we were one of the first to break the story that Ukraine was currently being invaded by Russia.

We were tracking C C TV footage,

satellite imagery of troop movement, and social media posts from soldiers and citizens in the country as they were live.

This means we can find the information at its source as it's happening. Earlier this year, there were reports that a bomb was set off at the Pentagon.

The only problem is it never happened, but our Intel guys took a deeper look. We cross-referenced the original photo to the edited one,

took a look at the metadata and verified that it wasn't real, and then posted the real story. It only took a couple of hours for others to pick it up;

but it doesn't stop there. We are one of the fastest growing and most reputable news companies out there with over 350,000 organic followers already.

We are creating documentaries and podcasts, even have journalists on the ground in war zones, creating content that is engaging because we are

just normal people like you. We aren't ex legacy media journalists. We don't come from backgrounds, from polarized news companies.

We are everyday people like you who saw how terrible the news market was and wanted someth better. We wanted something we knew we could trust,

and hundreds of thousands of people also want the same. And if you do too, then join us as we grow Atlas to be a world leading news

----

Fighting to carve out a Cate.

People's rights respond decisively as Data analytics capabilities. Information may not be readily appalent.

Still gather and analyze information. Does the economic model over time, customized data Analytics capabilities? The country with the most important Al Islamic State organization,

violent city in the world, reclaim a central role in the world. Provides diversification. What's going on in our backyard...

(all snippets of news articles/stories)

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]


ATLAS IS FUNDRAISING
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE
OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY


ATLAS IS FUNDRAISING
ATLAS
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.
"RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST


WE ARE FUNDRAISING
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST


WE ARE
FUNDRAISING
41
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST


ATLAS NEWS IS
FUNDRAISING
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST


WE ARE
FUNDRAISING
ATLAS
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST